Sun Life Institutional Distributors (U.S.) LLC

Financial Statements and Supplemental Schedule
And
Report of Independent Registered Public Accounting Firm

December 31, 2025

These financial statements and schedules are deemed **CONFIDENTIAL** pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69407

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __SUN LIFE INSTITUTIONAL DISTRIBUTORS (U.S.) LLC.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__96 WORCESTER STREET__
(No. and Street)

__WELLESLEY HILLS__	__MA__	__02481__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__BRETT LOUSARARIAN 402-499-7869__		__brett.lousararian@SLCManagement.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__BAKER TILLY US, LLP__
(Name – if individual, state last, first, and middle name)

__999 THIRD STREET SUITE 2800__	__SEATTLE__	__WA__	__98104__
(Address)	(City)	(State)	(Zip Code)
__10/22/2003__		__23__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brett Lousararian   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sun Life Institutional Distributors (U.S.) LLC   , as of 12/31   , 2 025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SUN LIFE INSTITUTIONAL DISTRIBUTORS (U.S.) LLC

Index
December 31, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.



Report of Independent Registered Public Accounting Firm

To the Member of
Sun Life Institutional Distributors (U.S.) LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sun Life Institutional Distributors (U.S.) LLC (the "Firm") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly US, LLP

Dallas, Texas
February 27, 2026

We have served as the Company's auditor since 2015.

SUN LIFE INSTITUTIONAL DISTRIBUTORS (U.S.) LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

Assets

Cash	$	886,658
Prepaid expenses		107,214
Receivable from affiliate		38,194
Total assets		**$ 1,032,066**

Liabilities and Member's Equity

Liabilities

Accounts payable and accruals	$	32,066
Total liabilities		32,066
Member's equity		1,000,000
Total liabilities and member's equity		**$ 1,032,066**

These financial statements and schedules are deemed **CONFIDENTIAL** pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

The accompanying notes are an integral part of these financial statements.

SUN LIFE INSTITUTIONAL DISTRIBUTORS (U.S.) LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2025

Revenue

Fees earned from affiliated entities	$	1,008,780
Interest income		30,526
Total revenue		1,039,306

Expenses

Compensation expenses	632,539
Professional services fees	201,440
Regulatory fees	142,205
Occupancy and equipment expenses	41,758
Other expenses	12,041
Technology, data and communications costs	9,323
Total expenses	1,039,306
Net income	$ -

These financial statements and schedules are deemed **CONFIDENTIAL** pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

The accompanying notes are an integral part of these financial statements.

SUN LIFE INSTITUTIONAL DISTRIBUTORS (U.S.) LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2025

	Total member's equity
Balance at January 1, 2025	$ 1,000,000
Net income	-
Balance at December 31, 2025	$ 1,000,000

The accompanying notes are an integral part of these financial statements.

SUN LIFE INSTITUTIONAL DISTRIBUTORS (U.S.) LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2025

Cash flows from operating activities:

Net income	$	-
Adjustments to reconcile net income to net cash used by operating activities:		
(Increase)/decrease in assets:		
Prepaid expenses		6,188
Receivable from affiliate		(28,579)
Increase/(decrease) in liabilities:		
Payable to affiliate		(137,356)
Accounts payable and accruals		31,575
Net cash used by operating activities		(128,172)

Net decrease in cash		(128,172)
Cash, beginning of year		1,014,830
Cash, end of year	$	886,658

These financial statements and schedules are deemed **CONFIDENTIAL** pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

The accompanying notes are an integral part of these financial statements.

1. General information

Organization

Sun Life Institutional Distributors (U.S.) LLC ("the Firm", formerly known as Edgemoor Partners LLC) was formed on October 7, 2013 with the Secretary of State in the State of Delaware. Effective October 7, 2014, the Firm commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Firm is a wholly owned subsidiary of SLC Asset Management (US Holdings) LLC.

Business Description

The Firm engages as a placement agent of real estate funds and securities linked to the acquisition, financing, development and management of privately held real estate assets. The Firm's activities during the year were limited to marketing securities and fund products offered by its affiliates Sun Life Capital Management (US) LLC. ("SLCM US"), Crescent Capital Group LP ("Crescent") and InfraRed Capital Partners Limited, ("InfraRed"), all registered investment advisors, as well as serving as the principal underwriter for a closed book of variable annuities issued by affiliate, Independence Life and Annuity Company ("Independence Life"). The Firm does not execute, clear or settle transactions for clients, hold customer's securities, or perform custodial functions related to customers' accounts.

2. Accounting policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Income Taxes

The Firm is a limited liability company for federal and state tax purposes and files a federal income tax return as part of a U.S. consolidated group under Sun Life Assurance Company of Canada – U.S. Operations Holdings, Inc. As such, no provision has been made for income taxes. The Firm does not have any uncertain tax positions at December 31, 2025.

Cash

Cash consists of cash deposits held in an account at a major financial institution and therefore are subject to credit risk at the financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). However, the Firm has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Revenue

The Firm's income is derived from services exclusively for affiliates. The Firm earns a monthly fee in an amount equal to both direct and allocated expenses incurred by the Firm. This cost recovery fee model has the effect of preserving the Firm's capital, as net income under the arrangement is equal to zero. All performance obligations relate to marketing services provided to the customer that are simultaneously received and consumed and are fulfilled on a straight-line basis over time. As such, revenue is accrued each month, which correlates closely with the payment frequency of the fee (currently paid monthly but may be settled on a quarterly basis).

2.   **Accounting policies (continued)**

Single Reportable Segment
The Firm is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including acting as a placement agent of real estate funds and securities linked to the acquisition, financing, development and management of privately held real estate assets. The Firm has identified its President as the chief operating decision maker ("CODM"), who evaluates the Firm's financial performance and allocates resources on an entity-wide basis, and the Firm does not manage its operations or allocate resources based on differences in services or geographic regions. The Firm's operations constitute a single operating segment and therefore, a single reportable segment, in accordance with Accounting Standards Codification ("ASC") 280, Reporting Segment. The Firm derived 100% of its total revenues from its affiliates in 2025.

For single reportable segment-level financial information, total assets and significant non-cash transactions, see the statements of financial condition, operations, member's equity, cash, flow and the supplementary information.

3.   **Related party transactions**

The Firm, SLCM US, Crescent, InfraRed and Independence Life are each owned, either directly or indirectly, by Sun Life Financial Inc. In consideration of the services provided by the Firm exclusively for affiliates SLCM US, Crescent, InfraRed and Independence Life, the Firm earns a monthly fee in an amount equal to both direct and allocated expenses incurred by the Firm less any other fees the Firm receives. This cost recovery fee model has the effect of preserving the Firm's capital, as net income under the arrangement is equal to zero. Total revenue generated for services provided to SLCM US, Crescent and InfraRed were $956,412, $39,605 and $12,763, respectively for the year ended December 31, 2025. Receivable from affiliate was $38,194 as of December 31, 2025.

The Firm has a Principal Underwriter's Agreement with Independence Life. The Firm earns a fee for principal underwriter services, which is billed and settled on a monthly basis. For the year ended December 31, 2025, the Firm earned $170,000 which was offset by the total costs of providing services from this agreement. The value of contracts underwritten and the value of all outstanding contractual commitments as principal underwriter were both $0 for the year ended December 31, 2025.

During the year, under the Expense Sharing and Services Agreements between the Firm and SLCM US and affiliates, resources allocated to the Firm occupied space within the offices of SLCM US and affiliates, used computer, telephone, and other communications equipment, services, supplies and amenities of the offices of SLCM US and affiliates as necessary to conduct the business of the Firm.

During the year, certain employees of SLCM US and affiliates also acted on behalf of the Firm, either as registered persons of the Firm or as support personnel. Certain IT, technical, and administrative staff of SLCM US and affiliates also provide support to shared employees and to the Firm. The Firm pays SLCM US and affiliates its allocable portion of the salary and benefits of each shared employee of SLCM US and affiliates. Allocated costs are based on percentage of time spent in the previous month. Allocated costs for the year ended December 31, 2025 totaled $684,109.

3.   **Related party transactions (continued)**

The firm has a distribution agreement with InfraRed. Under the agreement, the Firm will receive a fee of 0.35% of committed assets added to InfraRed Funds pursuant to completed and duly accepted subscription agreements. Such fees will be incurred and earned in full upon the initial drawdown of client commitments. There were no fees earned under the Distribution Agreement for the year ended December 31, 2025.

4.   **Regulatory Requirement**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Firm is required to maintain a minimum net capital balance, as defined, under such provisions.

The Firm's minimum capital requirement is $5,000 as defined under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2025, the Firm had net capital of $854,592, which was $849,592 in excess of its required net capital of $5,000.

5.   **Concentrations**

All of the Firm's revenue is derived from SLCM US and affiliates.

6.   **Subsequent Events**

No other events or transactions subsequent to December 31, 2025 through the date these financial statements were issued would require recognition or disclosure in these financial statements.

SUN LIFE INSTITUTIONAL DISTRIBUTORS (U.S.) LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2025

Computation of Net Capital Pursuant to Rule 15c3-1

Total member's equity from statement of financial condition	$	1,000,000
Less: Non-allowable assets:		
Prepaid expenses		(107,214)
Receivable from affiliate		(38,194)
Net capital	$	854,592
Computation of Aggregate Indebtedness (A.I.)		
Total liabilities from statement of financial condition	$	32,066
Computation of basic net capital requirement-		
6 2/3% of aggregate indebtedness	$	2,138
Minimum net capital required	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	849,592
Ratio of aggregate indebtedness to net capital		0.04 to 1

There are no material difference between the preceding computation and the Firm's unaudited Form X-17a-5 as of December 31, 2025, filed on January 26, 2026. Therefore, no reconciliation of the two computations is necessary.



Report of Independent Registered Public Accounting Firm

The Member of
Sun Life Institutional Distributors (U.S.) LLC

We have reviewed management's statements, included in the accompanying Sun Life Institutional Distributors (U.S.) LLC's Exemption Report (the exemption report), in which:

1. Sun Life Institutional Distributors (U.S.) LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2. Sun Life Institutional Distributors (U.S.) LLC states Sun Life Institutional Distributors (U.S.) LLC is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

    • Sun Life Institutional Distributors (U.S.) LLC limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Sun Life Institutional Distributors (U.S.) LLC; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and

    • Sun Life Institutional Distributors (U.S.) LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Sun Life Institutional Distributors (U.S.) LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Sun Life Institutional Distributors (U.S.) LLC's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sun Life Institutional Distributors (U.S.) US LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Baker Tilly US, LLP

Dallas, Texas
February 27, 2026

EXEMPTION REPORT

Sun Life Institutional Distributors (U.S.) LLC (the Firm) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

(1) The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Firm is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Firm limits its business activities exclusively to: effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm; and the Firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sun Life Institutional Distributors (U.S.) LLC

I, Brett Lousararian, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and

correct.   By:

Brett Lousararian

Title: President

Date: 2/27/2025